Exhibit 99.4

[Letterhead of Dealer, Bank, Trust Company or Nominee]

[•], 2010

To our clients:

Enclosed are the prospectus and other materials relating to a Rights Offering by USA Technologies, Inc.  Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your subscription rights to purchase additional shares of common stock and warrants to purchase shares of common stock only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page 1 of the prospectus.

The following is a summary of the terms of the Rights Offering:

  — You will receive one transferable subscription right for each share of common stock of USA Technologies, Inc. you hold of record at the close of business on [•], 2010.

--- You will receive one transferable subscription right for each warrant you hold of record at the close of business on [•], 2010, which expires on December 31, 2011 and is exercisable for one share of common stock at $2.20 per share.

  — You may purchase one share of common stock of USA Technologies, Inc. for each subscription right you receive at a subscription price of $[•] per share.

  — You will also receive, at no cost, a warrant exercisable at $[•] per share, subject to adjustment, to purchase shares at the rate of one such warrant for each share purchased pursuant to the exercise of the subscription right.

  — The Rights Offering will expire at 5:00 p.m., Eastern Time, on [•], 2010.  If you do not exercise your subscription rights before that time, they will expire and will have no monetary value. Once you exercise your subscription rights, you cannot revoke it.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares or warrants to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed prospectus and other materials. However, we urge you to read the prospectus and other enclosed materials carefully before instructing us to exercise your subscription rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise subscription rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., Eastern Time, on the Expiration Date. You are encouraged to forward your instructions to us before the Expiration Date to allow us ample time to act upon your instructions.  Once you exercise your subscription rights, you cannot revoke it.

If you wish to have us, on your behalf, exercise the subscription rights for any shares and warrants to which you are entitled, please so instruct us by timely completing, executing, and returning to us the Beneficial Owner Election Form attached to this letter.

With respect to any instructions to exercise (or not to exercise) subscription rights, the enclosed Beneficial Owner Election Form must be completed and returned such that it will be received by us by 5:00 p.m., Eastern Time, on [•], 2010, the last business day prior to the scheduled expiration date of the Rights Offering of [•], 2010.

If you have any questions concerning the Rights Offering, please feel free to contact us at [___________].

Very truly yours,

[___________]